Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2017 Results

Total PV module shipments in the fourth quarter increased by 40% compared to the third quarter

Total PV module shipments in 2017 increased by 36% compared to 2016

BAODING, China, April 26, 2018-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Consolidated Financial and Operating Summary

●	Total net revenues were RMB2,273.2 million (US$349.4 million), compared to RMB1,678.7 million in the third quarter of 2017.
●	Total photovoltaic (“PV”) module shipments were 837.9 MW, representing an increase of 40% compared to 597.7 MW in the third quarter of 2017.
●	Gross profit and gross margin were RMB163.3 million (US$25.1 million) and 7.2% respectively, compared to RMB26.5 million and 1.6% respectively in the third quarter of 2017. Gross margin on sales of PV modules was 8.1%.
●	Operating loss was RMB391.8 million (US$60.2 million), compared to operating loss of RMB2,266.7 million in the third quarter of 2017.
●	On a non-GAAP(1) basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB256.4 million (US$39.4 million), compared to negative RMB2,116.3 million in the third quarter of 2017.
●	Net loss(2) and loss per American Depositary Share (the “ADS”, one ADS represents ten ordinary shares) were RMB491.9 million (US$75.6 million) and RMB27.1 (US$4.2) respectively, compared to RMB2,344.0 million and RMB129.0 respectively in the third quarter of 2017. On an adjusted non-GAAP basis, adjusted net loss and adjusted loss per ADS were RMB286.7 million (US$44.1 million) and RMB15.8 (US$2.4) respectively, compared to RMB330.0 million and RMB18.2 respectively in the third quarter of 2017.

Full Year 2017 Consolidated Financial and Operating Summary

●	Total net revenues were RMB8,363.7 million (US$ 1,285.5 million).
●	Total PV module shipments were 2953.0 MW, exceeding the previous guidance of 2.8 GW to 2.9 GW and an increase of 36% from 2016.

(1)	All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

(2)	For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

●	Gross profit was RMB304.8 million (US$46.8 million), representing a gross margin of 3.6%. Gross margin on sales of PV modules was 5.6%.

●	Operating loss was RMB2,942.9 million (US$452.3 million).
●	On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB2,299.2 million (US$353.4 million).
●	Net loss was RMB3,318.0 million (US$510.0 million) and loss per ADS was RMB182.5 (US$ 28.0). On an adjusted non-GAAP basis, adjusted net loss was RMB1,127.7 million (US$173.3 million).

Fourth Quarter 2017 Financial Results

Total Net Revenues

Total net revenues were RMB2,273.2 million (US$349.4 million), increased from RMB1,678.7 million in the third quarter of 2017 and RMB2,041.4 million in the fourth quarter of 2016. Total PV module shipments were 837.9 MW, increased from 597.7 MW in the third quarter of 2017 and 635.1MW in the fourth quarter of 2016.

The increase of total net revenues from the third quarter of 2017 to the fourth quarter of 2017 was primarily due to [the increase of PV module shipments from 597.7 MW to 837.9 MW].

Gross Profit and Gross Margin

Gross profit was RMB163.3 million (US$25.1 million) in the fourth quarter of 2017, compared to RMB26.5 million in the third quarter of 2017 and RMB 142.2 million in the fourth quarter of 2016.

Gross margin was 7.2 % in the fourth quarter of 2017, compared to 1.6% in the third quarter of 2017 and 7.0% in the fourth quarter of 2016. Gross margin on sales of PV modules was 8.1 % in the fourth quarter of 2017, compared to 3.4% in the third quarter of 2017 and 8.8% in the fourth quarter of 2016.

The increase in gross profit from the third quarter of 2017 to the fourth quarter of 2017 was mainly due to [the increase of gross margin on sales of PV modules and the increase of PV module shipments quarter over quarter. The increase of gross margin on sales of PV modules from the third quarter of 2017 to the fourth quarter of 2017 was mainly due to [the decrease of depreciation expense as a result of RMB 2,041.7 million of impairment losses on long lived assets recognized in the third quarter of 2017 and the decrease of manufacturing cost of PV modules mainly as a result of the introduction of diamond wire sawing and the increase of utilization rate of production capacity.

Operating Expenses

Operating expenses were RMB555.1 million (US$85.3 million), compared to RMB2,293.1 million in the third quarter of 2017 and RMB1,944.9 million in the fourth quarter of 2016. Operating expenses as a percentage of net revenue was 24.4 % in the fourth quarter of 2017, compared to 136.6 % in the third quarter of 2017 and 95.3% in the fourth quarter of 2016.

The significant decrease of operating expenses from the third quarter of 2017 to the fourth quarter of 2017 was mainly because the Company recorded an impairment loss of RMB2,041.7 million on long-lived assets and an bad debt provision of RMB 27.8 million on doubtful accounts receivable in the third quarter of 2017, while the Company recorded a provision of RMB 225.4 million against the prepayments to suppliers with inventory firm purchase commitment, a bad debt provision of RMB 48.5 million on doubtful accounts receivable and an impairment loss of RMB0.5 million on long lived assets in the fourth quarter of 2017. Excluding the impact of such impairment loss and provisions, the slight increase of operating expenses from the third quarter of 2017 to the fourth quarter of 2017 was mainly due to the increase of selling, general and administration expenses along with the increase of total PV module shipments.

Operating Loss and Margin

Operating loss was RMB391.8 million (US$60.2 million) in the third quarter of 2017, compared to RMB2,266.7 million in the third quarter of 2017 and RMB 1,802.7 million in the fourth quarter of 2016.

Operating margin was negative 17.2% in the fourth quarter of 2017, compared to negative 135.0% in the second quarter of 2017 and negative 88.3% in the fourth quarter of 2016.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB256.4 million (US$39.4), compared to negative RMB2,116.3 million in the third quarter of 2017 and negative RMB1,528.6 million in the fourth quarter of 2016.

Interest Expense

Interest expense was RMB181.2 million (US$ 27.8 million) in the fourth quarter of 2017, compared to RMB160.7 million in the third quarter of 2017 and RMB 168.8 million in the fourth quarter of 2016. The Company’s average interest rate was 5.12% in the fourth quarter of 2017, compared to 5.10% in the third quarter of 2017 and 5.31% in the fourth quarter of 2016.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB10.5 million (US$1.6 million) in the fourth quarter of 2017, compared to foreign currency exchange gain of RMB7.7 million in the third quarter of 2017 and foreign currency exchange loss of RMB 104.0 million in the fourth quarter of 2016. The Company recorded foreign currency exchange loss in the fourth quarter of 2017 mainly due to [the depreciation of Japanese Yen against Renminbi in the fourth quarter of 2017 because the Company had significant net asset denominated in Japanese Yen, which is partially offset by the appreciation of Renminbi against US dollar in the fourth quarter of 2017 because the Company had significant net liabilities denominated in US dollar.

Income Tax Expense (Benefit)

Income tax expense was RMB0.4 million (US$0.1 million) in the fourth quarter of 2017, compared to income tax benefit of RMB 0.3 million in the third quarter of 2017 and income tax expense of RMB11.2 million in the fourth quarter of 2016.

Net Loss

Net loss was RMB491.9 million (US$75.6 million) in the fourth quarter of 2017, compared to net loss of RMB2,344.0 million in the third quarter of 2017 and net loss of RMB1,913.7 million in the fourth quarter of 2016. Loss per ADS was RMB27.1 (US$4.2) in the fourth quarter of 2017, compared to loss per ADS of RMB129.0 in the third quarter of 2017 and loss per ADS of RMB105.3 in the fourth quarter of 2016.

On an adjusted non-GAAP basis, adjusted net loss was RMB286.7 million (US$ 44.1 million, compared to adjusted net loss of RMB330.0 million in the third quarter of 2017 and adjusted net loss of RMB583.1 million in the fourth quarter of 2016; adjusted loss per ADS was RMB15.8 (US$2.4) in the fourth quarter of 2017, compared to adjusted loss per ADS of RMB18.2 in the third quarter of 2017 and adjusted loss per ADS of RMB32.1 in the fourth quarter of 2016.

Full Year 2017 Financial Results

Total Net Revenues

Total net revenues in 2017 were RMB8,363.7 million (US$ 1,285.5 million), compared to RMB8,376.1 million in 2016. Total PV module shipments in 2017 were 2,953.0 MW, compared to 2,170.4 MW in 2016. The slight decrease in total net revenues despite a significant increase in the shipments year-over-year was mainly due to [the continuous decline of average selling price of PV modules throughout the Company’s major markets, including China and Japan and decrease in other revenues

Gross Profit and Gross Margin

Gross profit and gross margin in 2017 were RMB304.8 million (US$46.8 million) and 3.6%, compared to RMB1,151.9 million and 13.8% in 2016. The decrease of gross margin was mainly due to the significant decrease of market selling price due to fierce competition worldwide, which was partially offset by positive impacts on gross margin as a result of: 1) decreased depreciation expenses charged to cost of revenue due to significant amount of impairment of long-lived assets recorded in both late 2016 and the third quarter of 2017, and 2) improvement of efficiency and decrease of production cost with the equipment upgraded in 2017.

Operating Expenses

Operating expenses in 2017 were RMB3,247.6 million (US$499.2 million), compared to RMB2,836.7 million in 2016. Operating expenses as a percentage of net revenue was 38.8 % in 2017, compared to 33.9% in 2016. The increase of operating expenses from 2016 to 2017 was mainly due to:

•	Impairment of long-lived assets. Based on the difference between carrying value and fair value of such long-lived assets, the Company recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of the Company’s certain solar power stations in 2017, while the Company recorded such an impairment loss of RMB1,277.4 million for property, plant and equipment in 2016, which was mainly due to a significant decrease in the selling price of PV modules in late 2016.

•	Provision for/ (reversal of) doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, the Company made a total provision of RMB77.3 million in 2017 for the doubtful accounts receivable related to these customers, while the Company reversed provision for doubtful accounts receivable of RMB 5.1 million in 2016 due to collection of these accounts receivable. Such provisions were recorded as general and administrative expenses in 2017.

•	Provision for prepayments in relation to inventory purchase commitments. In 2017, the Company recorded provisions of RMB229.0 million against the prepayments to suppliers with inventory firm purchase commitment, while the Company recorded such provision of RMB10.7 million in 2016. Out of RMB229.0 million of such provisions in 2017, the Company recorded RMB 225.4 million of impairment provision against total prepayments to one supplier, from which the Company received a notice of termination on December 15, 2017, notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming US$897.5 million of payments due and payable by the Company under the supply contract.

The increase in the Company’s operating expenses was partially offset by,

•	The decrease of selling expenses. The Company’s selling expenses were RMB528.2 million in 2017, decreased from RMB630.9 million in 2016. The decrease was primarily due to more strict and effective control on the selling expenses and the restructuring of European sales network.

•	The decrease of general and administrative expenses. In 2016, the Company made a provision of RMB 113.4 million against prepayments to several suppliers due to such suppliers failing to fulfill their delivery obligations and being in financial difficulties, a provision of RMB143.0 million on receivables from disposal of land use right due to its long aging and doubts on collectability, while no such provisions were recorded in 2017. Also, the Company recognized a provision of RMB 59.0 million in respect of a settlement of litigation in 2016, and the amount recorded in relation to settlement of class action lawsuit in 2017 was RMB 10.9 million. Besides, the Company’s gain on disposal of property, plant and equipment in 2017 was RMB 27.5 million, which increased from RMB 14.8 million in the year of 2016. Excluding the impact of such provisions, the gain on disposal and the provision for doubtful accounts receivable, the Company’s general and administrative expenses were RMB331.3 million in 2017, decreased from RMB385.2 million in 2016, mainly as a result of more strict and effective control on general and administrative expenses.

•	(Provision for) / reversal of reserve for inventory purchase commitments. In 2016, the Company recorded provision for reserve for inventory purchase commitments of RMB90.3 million, while in 2017, as a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, the Company recorded reversal of reserve for inventory purchase commitments of RMB82.0 million.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB2,299.2 million (US$353.4 million) in 2017, compared to negative RMB551.4 million in 2016.

Interest Expense

Interest expense in 2017 was RMB663.7 million (US$102.0 million), compared to RMB 663.2 million in 2016. As of December 31, 2017, the Company had an aggregate of RMB11.3 billion (US$1.7 billion) of borrowings and medium-term notes outstanding, compared to RMB 11.5 billion as of December 31, 2016. The weighted average interest rate for the Company's borrowings in 2017 was 5.12%, which decreased from 5.59% in 2016.

Foreign Currency Exchange Gain/Loss

Foreign currency exchange gain was RMB32.9 million (US$5.1 million) in 2017, compared to of RMB6.0 million in 2016. The increase of foreign currency exchange gain from 2016 to 2017 was mainly due to the appreciation of Renminbi against US dollar in 2017 because the Company had significant net liabilities denominated in US dollar, which is partially offset by the depreciation of Japanese Yen against Renminbi in 2017 because the Company had significant financial assets denominated in Japanese Yen.

Income Tax Expense

Income tax expense was RMB0.2 million (US$0.03 million) in 2017, compared to RMB12.9 million in 2016. The decrease of the income tax expense in 2017 was mainly because there was RMB 11.0 million of income tax expense from certain subsidiary of the Company in 2016.

Net Loss

Net loss was RMB3,318.0 million (US$510.0 million) and loss per ADS was RMB182.5 (US$28.0) in 2017, compared to net loss of RMB2,097.7 million and loss per ADS of RMB115.4 in 2016. On an adjusted non-GAAP basis, adjusted net loss was RMB1,127.7 million (US$173.3 million) and adjusted loss per ADS was RMB 62.0 (US$9.5) in 2017, compared to adjusted net loss of RMB717.8 million and adjusted loss per ADS of RMB39.5 in 2016.

Financial Position

As of December 31, 2017, the Company had RMB378.1 million (US$58.1 million) in cash and cash equivalents, decreased from RMB439.3 million as of September 30, 2017.

As of December 31, 2017, the Company had RMB342.7 million (US$52.7 million) in restricted cash, increased from RMB337.4 million as of September 30, 2017.

As of December 31, 2017, the Company’s accounts receivable had decreased to RMB2,655.5 million (US$408.1 million) from RMB 3,005.0 million as of September 30, 2017. Days sales outstanding were 105 days in the fourth quarter of 2017, decreased from 161 days in the third quarter of 2017, mainly due to enhanced control on overdue accounts receivable and the increase of orders with better payment terms.

As of December 31, 2017, the Company’s accounts payable had decreased to RMB2,321.6 million (US$356.8 million) from RMB2,527.7 million as of September 30, 2017. Days payable outstanding were 99 days in the fourth quarter of 2017, decreased from 138 days in the third quarter of 2017, primarily because the Company settled certain long aging accounts payables.

As of December 31, 2017, the Company’s inventory had increased to RMB1,133.5 million (US$174.2 million) from RMB1,058.1 million as of September 30, 2017. Inventory turnover days were 48 days in the fourth quarter of 2017, decreased from 58 days in the third quarter of 2017, which was mainly due to the increase of cost of total net revenues as a result of the increase of PV module shipments in the fourth quarter of 2017.

As of December 31, 2017, the Company had a total shareholders' deficit attributable to shareholders of the Company of RMB18,746.5 million (US$2,881.3 million) and a deficit in working capital of RMB 9,666.6 million (US$1,485.7 million).

As of December 31, 2017, the Company had short-term borrowings (including past due and current portion of medium-term notes and long-term debt) of RMB10,407.0 million (US$ 1,599.5 million) and long-term debts of RMB 920.3 million (US$141.4 million).

As of December 31, 2017, Tianwei Yingli had approximately RMB 2,076.5 million (US$319.2 million) of medium term notes (“MTNs”) overdue, including principal and interest.

As of December 31, 2017, the Company had RMB 648.4 million (US$ 99.7 million) of short-term borrowings overdue, included principal of RMB 144.1 ( US$ 22.2 million) and interest of RMB 504.3 million (US$ 77.5 million), respectively.

As of December 31, 2017, except for those loans and debts that were overdue as mentioned above, the Company had total short-term borrowings of RMB 8,505.9 million (US$ 1,307.3 million) that were expected to be due within one year.

Liquidity and Going Concern Analysis

Given the Company’s financial position, substantial doubt exists as to the Company’s ability to continue as a going concern. The Company and its subsidiaries’ liquidity is primarily dependent on their ability to generate adequate cash flows from operations, to renew or rollover their short-term borrowings, to agree on a debt restructuring plan with their creditors, and to persuade their creditors to refrain from enforcing their debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against them in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties.

The Company and its subsidiaries are currently exploring a variety of measures to maintain and improve their liquidity and financial position as follows:

Renewal or Rollover of Borrowings and Other Financing Arrangements

The Company and its subsidiaries have maintained good relationships with their lending banks and other financial institutions in China. While there can be no assurance that the Company and its subsidiaries will be able to refinance their short-term borrowings as they become due, historically, the Company and its subsidiaries have renewed or rolled over a significant portion of their short-term bank and other borrowings upon their maturity dates. In the Company and its subsidiaries’ recent discussion with the lending banks, they have imposed additional conditions for such renewal or rollover requests. As of March 31, 2018, the lending banks conditionally agreed to renew or roll over RMB 1,702.8 million (US$ 261.7 million) out of RMB 10,407.0 million (US$ 1,599.5 million) of short-term borrowings outstanding as of December 31, 2017. Such agreements are conditional upon the decision of a committee organized by the financial creditors of the Company and its subsidiaries to continue to support the Company and its subsidiaries. The Company and its subsidiaries plan to continue to seek such renewal or rollover in the future.

Debt Restructuring

As previously announced by the Company, the Company’s board of directors formed a special committee (the “Special Committee”) comprised solely of independent directors in March 2017 to assess its operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to the Company, its subsidiaries and their creditors.

The Company and its subsidiaries have been in active discussion with their creditors about potential debt restructuring plans. As part of the debt restructuring, the Company and its subsidiaries are also in active discussion with potential investors who may provide fresh funds in the form of equity investments in the Company’s principal operating subsidiaries in China. The Company endeavors to work out a debt restructuring plan that will significantly reduce the amount of outstanding debts of its principal subsidiaries and provide them with funding necessary to maintain and improve their normal operations.

As of the date of this press release, while alternative debt restructuring plans have been prepared and discussed among the Company and its subsidiaries, their major creditors and potential new investors, the Company and its subsidiaries have not received any binding proposal from any party with respect to the debt restructuring and neither the Company nor the Special Committee have made any decision to engage in any particular transaction with respect to the debt restructuring. While the Company was aware that its major creditors are in progress of working on a formal proposal to the Company and its subsidiaries, there can be no assurance as to the timing or content of such proposal. It is unclear whether any proposed debt restructuring plan will be agreed to by all creditors of the Company and its subsidiaries or be acceptable to the Company as determined by the Company’s board of directors and the Special Committee. In addition, the Company’s board of directors and the Special Committee may conclude that it will no longer be possible to work out a debt restructuring plan that preserves some value for the Company’s shareholders without compromising the interests of its creditors, in which case they may approve a debt restructuring plan that disposes all of the business and assets of the Company to its creditors without leaving any value for the Company’s shareholders.

Based on the management’s comprehensive assessment on the Company’s operation and financial situation, the Company expects to continue to maintain the normal operation of its existing major subsidiaries, including their manufacturing, sales, procurement and other operational activities and matters.

Voluntary Forbearance by Creditors

The Company and its subsidiaries have successfully persuaded many of their creditors to refrain from enforcing their debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against the Company or any of its major subsidiaries in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties. As a debt restructuring plan may maximize value for all creditors, the Company and its subsidiaries will endeavor to persuade their creditors to continue such voluntary forbearance.

There can be no assurance that the Company and its subsidiaries will always be successful in persuading all of their creditors to observe such voluntary forbearance. One of the holders (the “Note Holder”) of the MTNs filed a lawsuit against Tianwei Yingli (a principal subsidiary of the Company) in a PRC court to recover the amount due under such MTNs. The principal amount of the MTNs held by the Note Holder is alleged to be RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. In addition, in March 2018, one of the financial creditors of Yingli China (another principal subsidiary of the Company) filed a lawsuit against Yingli China, demanding immediate repayment of outstanding loans from this creditor with a total amount of RMB106.4 million (including RMB98 million of principal and RMB8.4 million of unpaid interests). Tianwei Yingli and Yingli China have been vigorously defending their rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder and the three rural credit cooperative unions, the Company does not expect these lawsuits to have any direct material impact on its overall operation or liquidity position. Tianwei Yingli notified all holders of the MTNs of the lawsuit filed by the Note Holder and the Company is not aware of any other legal proceedings initiated by holders of the MTNs against the Company or any of its subsidiaries. The Company and its subsidiaries are also still in discussion with all of their other financial creditors and [are not aware of any other legal proceedings initiated by any of the other financial creditors]. However, there can be no assurance that the Company and its subsidiaries’ negotiation efforts will be successful or their creditors will continue to observe any voluntary forbearance in the future.

Updates on Long-term Polysilicon Supply Contracts

As the Company previously announced, on December 15, 2017, one of the Company’s subsidiaries received a notice of termination from one of suppliers notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming US$897.5 million of payments due and payable by the Company under the contract. The Company previously entered into an agreement with this supplier on November 13, 2017 in which the supplier agreed not to initiate any suit, claim, arbitration or other proceeding against the Company in connection with the contract before March 31, 2018. Currently, the Company is still in discussion with this supplier to find an amicable solution. However, the Company’s negotiation efforts may not be successful and the Company cannot assure you that the supplier will not bring any legal action against the Company to enforce its rights under the contract in the future. While the Company does not expect termination of the contract to negatively affect its polysilicon procurement, the Company made a full impairment provision against total prepayments to this supplier of RMB 225.4 million (US$34.5 million) for the year ended December 31, 2017 as the notice of termination and the claim raised uncertainty as to the recoverability of the prepayments of the RMB225.4 million made by the Company. Since the negotiation with this supplier is on-going and no mutual agreement has been reached, the Company has made no adjustment to the reserve for the inventory purchase commitments made in prior years.

Preliminary Shipment Data for First Quarter of 2018

Based on preliminary data, the Company estimates that its PV module shipments in the first quarter of 2018 were in the range of 400 MW to 420 MW.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.5063 to US$1, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2017. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 a.m. U.S. Eastern Daylight Time on April 26, 2018, which corresponds to 8:00 p.m. Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +65 6713 5090

Passcode: 7687158

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A webcast On-Demand will be available shortly after the call on Yingli Green Energy's website for 12 months.

A replay of the conference call will be available until May 4, 2018 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +61 2 8199 0299

Passcode: 7687158

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 20 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2016	As of September 30, 2017	As of December 31, 2017
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	868,439	776,726	720,741	110,776
Accounts receivable, net	2,634,805	3,005,024	2,655,532	408,148
Inventories	1,314,834	1,058,139	1,133,486	174,214
Prepayments to suppliers	475,347	596,066	487,672	74,954
Prepaid expenses and other current assets	1,336,288	1,262,658	1,371,639	210,817
Total current assets	6,629,713	6,698,613	6,369,070	978,909
Long-term prepayments to suppliers	343,591	253,912	-	-
Land, property, plant and equipment, net	4,879,086	2,677,058	2,687,909	413,124
Project assets	672,045	498,954	483,744	74,350
Land use rights	402,680	395,931	393,609	60,497
Intangible assets, net	58,110	57,922	57,860	8,893
Investments in affiliated companies	355,192	347,444	188,895	29,033
Other assets	159,397	163,690	161,748	24,861
Total assets	13,499,814	11,093,524	10,342,835	1,589,667
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	9,010,205	8,335,416	10,407,007	1,599,528
Accounts payable	2,471,812	2,527,687	2,321,561	356,817
Other current liabilities and accrued expenses	2,615,057	3,179,738	3,307,141	508,300
Total current liabilities	14,097,074	14,042,841	16,035,709	2,464,645
Long-term debt, excluding current portion	2,523,621	3,064,924	920,292	141,446
Accrued warranty liability, excluding current portion	804,344	836,775	848,953	130,482
Other liabilities	3,266,974	3,169,930	3,030,347	465,756
Total liabilities	20,692,013	21,114,470	20,835,301	3,202,329
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,120
Additional paid-in capital	7,248,240	7,249,051	7,257,689	1,115,486
Accumulated other comprehensive income/(loss)	(54,651)	72,146	119,592	18,381
Treasury stock	(127,331)	(127,331)	(127,331)	(19,570)
Accumulated deficit	(15,428,426)	(18,254,514)	(18,746,454)	(2,881,277)
Total Yingli Green Energy shareholders' deficit	(8,348,377)	(11,046,857)	(11,482,713)	(1,764,860)
Non-controlling interests	1,156,178	1,025,911	990,247	152,198
Total shareholders' deficit	(7,192,199)	(10,020,946)	(10,492,466)	(1,612,662)
Total liabilities and shareholders' deficit	13,499,814	11,093,524	10,342,835	1,589,667

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	December 31, 2016	September 30, 2017	December 31, 2017
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,828,521	1,459,425	2,031,856	312,291
Other revenues	212,886	219,231	241,366	37,097
Total net revenues	2,041,407	1,678,656	2,273,222	349,388
Cost of revenues:
Cost of PV modules sales	(1,668,479)	(1,410,088)	(1,867,576)	(287,041)
Cost of other revenues	(230,725)	(242,115)	(242,388)	(37,254)
Total cost of revenues	(1,899,204)	(1,652,203)	(2,109,964)	(324,295)
Gross profit	142,203	26,453	163,258	25,093
Selling expenses	(149,013)	(136,650)	(151,836)	(23,337)
General and administrative expenses	(423,103)	(107,131)	(171,365)	(26,338)
Research and development expenses	(42,638)	(35,625)	(26,910)	(4,136)
Impairment of long lived assets	(1,277,373)	(2,041,741)	(457)	(70)
Provision for prepayment in relation to inventory purchase commitments	-	-	(225,430)	(34,648)
(Provision for) / reversal of reserve for inventory purchase commitments-foreign exchange	(52,787)	28,002	20,915	3,215
Total operating expenses	(1,944,914)	(2,293,145)	(555,083)	(85,314)
Loss from operations	(1,802,711)	(2,266,692)	(391,825)	(60,221)
Interest expense	(168,782)	(160,723)	(181,188)	(27,848)
Interest income	2,525	961	3,382	520
Foreign currency exchange gain/(losses)	(104,012)	7,672	(10,542)	(1,620)
Other income	162,966	6,530	78,467	12,060
Loss before income taxes	(1,910,014)	(2,412,252)	(501,706)	(77,109)
Income tax benefit/(expenses)	(11,196)	315	(353)	(54)
Equity in loss of affiliates, net	(318)	(90)	(373)	(57)
Net loss	(1,921,528)	(2,412,027)	(502,432)	(77,220)
Less : Gain attributable to the non-controlling interests	7,839	67,991	10,493	1,613
Net loss attributable to Yingli Green Energy	(1,913,689)	(2,344,036)	(491,939)	(75,607)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Loss per ordinary share
Basic	(10.53)	(12.90)	(2.71)	(0.42)
Diluted	(10.53)	(12.90)	(2.71)	(0.42)
Loss per ADS
Basic	(105.3)	(129.0)	(27.1)	(4.2)
Diluted	(105.3)	(129.0)	(27.1)	(4.2)
Net loss	(1,921,528)	(2,412,027)	(502,432)	(77,220)
Other comprehensive income/(loss)
Foreign Currency exchange translation adjustment, net of nil tax	(119,490)	74,219	45,652	7,017
Comprehensive loss	(2,041,018)	(2,337,808)	(456,780)	(70,203)
Less : Comprehensive loss attributable to the non-controlling interest	926	71,261	12,288	1,889
Comprehensive loss attributable to Yingli Green Energy	(2,040,092)	(2,266,547)	(444,492)	(68,314)

Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	December 31, 2016	September 30, 2017	December 31, 2017
	RMB	RMB	RMB	US$
Net loss attributable to Yingli Green Energy	(1913,689)	(2,344,036)	(491,939)	(75,607)
Share-based compensation	(446)	(264)	(262)	(40)
(Provision for) / reversal of reserve for inventory purchase commitments -foreign exchange	(52,787)	28,002	20,915	3,215
Impairment of long-lived assets	(1,277,373)	(2,041,741)	(457)	(70)
Provision for prepayments in relation to inventory purchase commitments	-	-	(225,430)	(34,648)
Non-GAAP loss	(583,083)	(330,033)	(286,705)	(44,064)
Non-GAAP diluted loss per ADS	(32.1)	(18.2)	(15.8)	(2.4)

Reconciliation of EBITDA measures to loss before income tax & minority interest measures

Loss before income taxes and non-controlling interest	(1,910,332)	(2,412,342)	(502,079)	(77,166)
Interest expense	(168,782)	(160,723)	(181,188)	(27,848)
Interest income	2,525	961	3,382	520
Depreciation	(213,459)	(134,456)	(66,082)	(10,157)
Amortization for land use rights and intangible assets	(2,047)	(1,838)	(1,753)	(269)
EBITDA	(1,528,569)	(2,116,286)	(256,438)	(39,412)

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for ordinary shares, per share and per ADS data)

	For the year ended
	December 31, 2016	December 31, 2017
	RMB	RMB	US$
Net revenues:
Sales of PV modules	7,026,074	7,469,668	1,148,067
Other revenues	1,350,025	894,056	137,414
Total net revenues	8,376,099	8,363,724	1,285,481
Cost of revenues:
Cost of PV modules sales	(6,044,193)	(7,050,975)	(1,083,715)
Cost of other revenues	(1,180,033)	(1,007,985)	(154,924)
Total cost of revenues	(7,224,226)	(8,058,960)	(1,238,639)
Gross profit	1,151,873	304,764	46,842
Selling expenses	(630,873)	(528,166)	(81,178)
General and administrative expenses	(680,670)	(391,985)	(60,247)
Research and development expenses	(146,850)	(138,262)	(21,250)
Impairment of long-lived assets	(1,277,373)	(2,042,198)	(313,880)
Provision for prepayments in relation to inventory purchase commitments	(10,672)	(229,048)	(35,204)
(Provision for) / reversal of reserve for inventory purchase commitments-foreign exchange	(90,300)	82,032	12,608
Total operating expenses	(2,836,738)	(3,247,627)	(499,151)
Loss from operations	(1,684,865)	(2,942,863)	(452,309)
Interest expense	(663,217)	(663,718)	(102,012)
Interest income	6,595	6,019	925
Foreign currency exchange gain	6,000	32,903	5,057
Other income	246,967	117,529	18,064
Loss before income taxes	(2,088,520)	(3,450,130)	(530,275)
Income tax expense	(12,895)	(220)	(34)
Equity in loss of affiliates, net	(17,554)	(508)	(78)
Net loss	(2,118,969)	(3,450,858)	(530,387)
Less: Loss attributable to the non-controlling interests	21,315	132,830	20,416
Net loss attributable to Yingli Green Energy	(2,097,654)	(3,318,028)	(509,971)
Weighted average ordinary shares
Basic	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770
Loss per ordinary share
Basic	(11.54)	(18.25)	(2.80)
Diluted	(11.54)	(18.25)	(2.80)
Loss per ADS
Basic	(115.4)	(182.5)	(28.0)
Diluted	(115.4)	(182.5)	(28.0)
Net loss	(2,118,969)	(3,450,858)	(530,387)
Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	(223,436)	164,518	25,286
Comprehensive loss	(2,342,405)	(3,286,340)	(505,101)
Less: Comprehensive loss attributable to the non-controlling interest	10,076	142,555	21,910
Comprehensive loss attributable to Yingli Green Energy	(2,332,329)	(3,143,785)	(483,191)

Reconciliation of Non-GAAP measures to GAAP measures

	December 31, 2016	December 31, 2017
	RMB	RMB	US$
Net loss attributable to Yingli Green Energy	(2,097,654)	(3,318,028)	(509,971)
Share-based compensation	(1,480)	(1,071)	(165)
Impairment of long-lived assets	(1,277,373)	(2,042,198)	(313,880)
(Provision for) / reversal of reserve for inventory purchase commitments-foreign exchange	(90,300)	82,032	12,608
Provision for prepayments in relation to inventory purchase commitments	(10,672)	(229,048)	(35,204)
Non-GAAP loss	(717,829)	(1,127,743)	(173,331)
Non-GAAP diluted earnings per ADS	(39.5)	(62.0)	(9.5)

Reconciliation of EBITDA and adjusted EBITDA measures to loss before income tax & minority interest measures

Loss before income taxes and non-controlling interest	(2,106,074)	(3,450,638)	(530,353)
Interest expense	(663,217)	(663,718)	(102,012)
Interest income	6,595	6,019	925
Depreciation	(887,392)	(486,513)	(74,776)
Amortization for land use rights and intangible assets	(10,697)	(7,211)	(1,109)
EBITDA	(551,363)	(2,299,215)	(353,381)